Exhibit 4.28

Cooperation Agreement on the Acquisition of Insurance Agency Business Qualification

This Cooperation Agreement on the Acquisition of Insurance Agency Business Qualification (the “Agreement”) is entered into as of July 22, 2022, in Tianhe District, Guangzhou, the People’s Republic of China (the “PRC”), by and between:

(1)

Xiaopeng Automobile Sales Co., Ltd., with its domicile at Room 108, No. 8, Songgang Street, Cen Village, Changxing Sub-district, Tianhe District, Guangzhou (for office only, not for plant), and its unified social credit code: 91440101MA5ANXEF2F (“Xiaopeng Auto”);

(2)	Mr. He Tao, ID Card No.: [REDACTED];

(3)	Ms. Li Zhixue, ID Card No.: [REDACTED]; and

(4)

Guangzhou Xuetao Enterprise Management Co., Ltd., with its domicile at Room 1262, No. 2, First Liangma Street, Xiaowu Village, Dongchong Town, Nansha District, Guangzhou (for office only), and its unified social credit code: 91440115MABPJG4F53 (“Guangzhou Xuetao”).

Mr. He Tao and Ms. Li Zhixue are hereinafter collectively referred to as the “Natural Persons”; Xiaopeng Auto, the Natural Persons and Guangzhou Xuetao are hereinafter referred to individually as a “Party” and collectively as the “Parties”.

Whereas,

1.

Qingdao Miaobao Insurance Agent Co., Ltd., with its unified social credit code: 91370202664509184D, is an insurance intermediary company holding the qualification of insurance agency business (“Target Company”);

2.	For the purpose of business development of the Group, Xiaopeng Auto intends to acquire the Target Company;

3.	Xiaopeng Auto intends to entrust the Natural Persons to acquire 100% equity of the Target Company (“Target Equity”) on its behalf, and the acquisition is hereinafter referred to as the “Transaction”;

4.

The Natural Persons agree to acquire the Target Equity on behalf of Xiaopeng Auto and have jointly established Guangzhou Xuetao on June 21, 2022, as the vehicle to implement the Transaction. As of the date of this Agreement, the registered capital of Guangzhou Xuetao is RMB 60 million, of which, Mr. He Tao holds 50% of the equity of Guangzhou Xuetao, corresponding to the subscribed registered capital of RMB 30 million, and Ms. Li Zhixue holds 50% of the equity of Guangzhou Xuetao, corresponding to the subscribed registered capital of RMB 30 million;

5.

On July 22, 2022, Guangzhou Xuetao, as the buyer of the Transaction, the Target Company, and the counterparty signed the Equity Transfer Agreement between Guangzhou Xuetao Enterprise Management Co., Ltd. and Shanghai Miaobao Insurance Brokerage Co., Ltd. in relation to Qingdao Miaobao Insurance Agent Co., Ltd. (“Equity Transfer Agreement”).

Therefore, the Parties enter into the following agreement through consultation:

1.	Acquisition, Operation and Management of the Target Company

1.1

According to the instruction of Xiaopeng Auto, the Natural Persons contributed RMB27.45 million (the “Contribution”) to Guangzhou Xuetao with its own funds, which will be used by Guangzhou Xuetao to acquire the Target Equity in order to complete the acquisition of the Target Company on behalf of Xiaopeng Auto.

1.2

The Parties hereby irrevocably acknowledge and agree that, on the date of closing of the Transaction, Guangzhou Xuetao shall entrust all of its operation and management of the Target Company to Xiaopeng Auto in accordance with the provisions of this Agreement. Xiaopeng Auto will have full power to operate and manage the Target Company, including but not limited to, on behalf and in the name of Guangzhou Xuetao: 1) designating and appointing the legal representative, directors, supervisors, general manager and other senior officers of the Target Company; 2) voting on matters related to the operation of the Target Company that require shareholders’ vote; 3) signing any resolutions and minutes related to the operation of the Target Company; and 4) approving amendments to the articles of association, etc.

2.	Exit Arrangement

2.1	The Parties hereby irrevocably agree that, to the extent permitted by the PRC law and practicable at the regulatory level,

(1)

Xiaopeng Auto has the right to purchase, or designate one or more persons (“Designees”) to purchase, from Guangzhou Xuetao, all or part of the equity in the Target Company then held by Guangzhou Xuetao at the price equal to the Contribution (RMB27.45 million), in one or more tranches (“Equity Purchase Right”);

(2)

The Natural Persons have the right to request Xiaopeng Auto or the Designees to purchase, from Guangzhou Xuetao, all or part of the equity in the Target Company then held by Guangzhou Xuetao at the price equal to the Contribution (RMB27.45 million) (“Equity Sale Right”).

For the avoidance of doubt, if a portion of the equity in the Target Company is purchased or sold in accordance with the preceding paragraph, the consideration shall be the amount of the Contribution multiplied by the corresponding percentage of equity. After Guangzhou Xuetao transfers the equity in the Target Company to Xiaopeng Auto or the Designees pursuant to this Agreement, the Natural Persons and Guangzhou Xuetao shall have no other interest in the Target Company than the aforementioned consideration for the transfer of equity.

2.2

When Xiaopeng Auto exercises the Equity Purchase right or the Natural Persons exercise the Equity Sale Right, the exercising Party shall give reasonable advance written notice to the other Party, which shall set forth (a) the decision of the Party to exercise the Equity Purchase Right or the Equity Sale Right; (b) the amount of equity to be exercised (the “Purchased Equity”; and (c) the date of the purchase/sale of the Purchased Equity.

2.3

When the relevant Party exercises the Equity Purchase Right or Equity Sale Right, the other Parties shall actively cooperate in facilitating the relevant transaction, including but not limited to approving the transaction at the relevant voting meeting, signing all necessary contracts, agreements or documents, obtaining all required governmental approvals and consents, and taking all required actions to transfer, free and clear of any security interest, the valid ownership of the Purchased Equity to Xiaopeng Auto and/or the Designees and to make Xiaopeng Auto and/or the Designees the registered owner of the Purchased Equity.

3.	Undertakings of Xiaopeng Auto

3.1

Xiaopeng Auto shall maintain the existence of the Target Company, obtain and maintain all governmental permits and licenses necessary for the conduct of the business of the Target Company, and operate the business and conduct the affairs of the Target Company prudently and effectively in accordance with sound financial and commercial standards and practices, and shall hold the Natural Persons and Guangzhou Xuetao harmless from any liability and adverse consequences in connection with the operation of the Target Company.

3.2

Xiaopeng Auto undertakes to strictly comply with this Agreement, effectively perform its obligations under this Agreement, and refrain from any act/omission that would affect the validity and enforceability of this Agreement.

4.	Undertakings of the Natural Persons and Guangzhou Xuetao

4.1	As it pertains to Guangzhou Xuetao, the Natural Persons and Guangzhou Xuetao hereby undertake to Xiaopeng Auto that from the date of this Agreement,

(1)

they shall not increase, reduce, transfer, pledge or otherwise dispose of or change the equity held by Natural Persons in Guangzhou Xuetao, permit any other security interest to be created thereon, or otherwise change the registered capital structure of Guangzhou Xuetao without the prior written consent of Xiaopeng Auto;

(2)

they shall maintain the existence of Guangzhou Xuetao, obtain and maintain all governmental permits and licenses necessary for the conduct of Guangzhou Xuetao’s business, and operate the business and conduct the affairs of Guangzhou Xuetao prudently and efficiently in accordance with sound financial and business standards and practices;

(3)

they shall not incur, inherit, guarantee or permit to exist any indebtedness without the prior written consent of Xiaopeng Auto, except for (i) accounts payable arising in the ordinary or usual course of business and not by way of borrowings; and (ii) indebtedness disclosed to and approved in writing by Xiaopeng Auto;

(4)	Guangzhou Xuetao shall not provide loans or credit to any person or engage in any business that competes with the Target Company without the prior written consent of Xiaopeng Auto; and

(5)	Except as required by the PRC law, Guangzhou Xuetao shall not be dissolved or liquidated without the written consent of Xiaopeng Auto.

4.2

As it pertains to the Target Company, the Natural Persons and Guangzhou Xuetao (as the shareholder registered with the industrial and commercial authority) hereby undertake to Xiaopeng Auto that from the date of this Agreement,

(1)

they shall not supplement, alter or amend the constitutional documents of the Target Company in any form, increase or reduce its registered capital, or otherwise change its registered capital structure without the prior written consent of Xiaopeng Auto;

(2)

they shall not sell, transfer, pledge or otherwise dispose of any legal or beneficial interest in any asset, business or income of the Target Company, permit any other security interest to be created thereon, or commit any act/omission that would affect the condition of operations and the value of the assets of the Target Company, without the prior written consent of Xiaopeng Auto;

(3)	they shall not enter into any contract or legal document on behalf of the Target Company without the prior written consent of Xiaopeng Auto;

(4)

they shall execute all documents and take all actions necessary or appropriate for the purpose of maintaining the management power and actual control of the Target Company by Xiaopeng Auto, including but not limited to appoint, at the request of Xiaopeng Auto, any person designated by Xiaopeng Auto as a director or executive director of the Target Company;

(5)

no dividend may be distributed in any form to shareholders of the Target Company without the prior written consent of Xiaopeng Auto, provided that upon request by Xiaopeng Auto, the Target Company shall immediately distribute all or part of its distributable profits to its shareholders;

(6)	except as required by the PRC law, the Target Company shall not be dissolved or liquidated without the written consent of Xiaopeng Auto.

4.3

The Natural Persons and Guangzhou Xuetao undertake to strictly comply with this Agreement, effectively perform the obligations under this Agreement, and refrain from any act/omission that would affect the validity and enforceability of this Agreement.

5.	Representations and Warranties

5.1	Xiaopeng Auto represents and warrants that

(1)

Xiaopeng Auto is a limited liability company legally established and validly existing under the PRC law, which has taken the necessary corporate actions, obtained the necessary authorizations, and obtained the consents and approvals of third parties and governmental authorities, if required, to execute, deliver and perform this Agreement;

(2)	the execution, delivery and performance of this Agreement by Xiaopeng Auto do not violate the express provisions of laws and regulations or contractual restrictions binding upon or affecting it;

(3)	this Agreement constitutes legal, valid and binding obligations on Xiaopeng Auto and can be enforced against it in accordance with the terms hereof.

5.2	The Natural Persons and Guangzhou Xuetao represent and warrant that

(1)

Guangzhou Xuetao is a company legally established and validly existing under the PRC law, which has taken the necessary corporate actions, obtained the necessary authorizations, and obtained the consents and approvals of third parties and governmental authorities, if required, to execute, deliver and perform this Agreement

(2)

the execution, delivery and performance of this Agreement by the Natural Persons and Guangzhou Xuetao do not violate the express provisions of laws and regulations or contractual restrictions binding upon or affecting them;

(3)	this Agreement constitutes legal, valid and binding obligations on the Natural Persons and Guangzhou Xuetao and can be enforced against them in accordance with the terms hereof.

6.	Term

This Agreement is effective from the date when it is duly signed, and terminates when all the equity of the Target Company held by Guangzhou Xuetao are transferred to Xiaopeng Auto and/or other persons designated by Xiaopeng Auto in accordance with the provisions of this Agreement.

7.	Applicable Law and Dispute Resolution

7.1	The conclusion, validity, interpretation, performance, modification, termination and dispute resolution of this Agreement shall be governed by the PRC law.

7.2

Any dispute arising out of the interpretation and performance of this Agreement shall first be settled by the Parties through friendly negotiation. If the dispute is not resolved within 30 days after either Party sends a written notice to the other Party requesting for negotiation, either Party may submit the dispute to the people’s court with jurisdiction in the place where the contract was signed for litigation.

7.3

In the event of any dispute arising out of the interpretation and performance of this Agreement or any dispute being litigated, the Parties shall continue to exercise their respective rights and perform their respective obligations under this Agreement, except for the disputed matter.

8.	Joint Rights and Obligations; Liability for Breach of Contract; Damages

8.1

The rights of the Natural Persons under this Agreement shall be deemed to be the joint rights of Mr. He Tao and Ms. Li Zhixue and shall be exercised by Mr. He Tao on behalf of the Natural Persons. In particular, Mr. He Tao shall be entitled to sign all necessary contracts, agreements or documents as the authorized representative of Guangzhou Xuetao in connection with the arrangements under Article 2 of this Agreement regarding the exit of Guangzhou Xuetao. The obligations of the Natural Persons under this Agreement shall be deemed to be the joint obligations of Mr. He Tao and Ms. Li Zhixue, the Natural Persons shall be jointly and severally liable for their respective obligations under this Agreement, and the Natural Persons and Guangzhou Xuetao shall be jointly and severally liable for their respective obligations under this Agreement.

8.2

In the event of a material breach by the Natural Persons or Guangzhou Xuetao of any of their obligations under this Agreement, Xiaopeng Auto shall be entitled to damages. In the event of a material breach by Xiaopeng Auto of any of its obligations under this Agreement, the Natural Persons or Guangzhou Xuetao shall be entitled to damages. This Section 8.2 shall not preclude any other rights of the non-breaching Party under this Agreement.

8.3	Unless otherwise provided by law, neither the Natural Persons nor Guangzhou Xuetao shall have the right to terminate or cancel this Agreement in any case.

9.	Force Majeure

9.1

If either Party is unable to perform this Agreement in part or in whole as a direct result of earthquake, typhoon, flood, fire, epidemic, war, strike, or any other force majeure event (“Force Majeure”) that could not have been foreseen and could not have been prevented or avoided by that Party, the Party affected by such Force Majeure shall not be liable for such non-performance or part non-performance, provided that such affected Party shall give immediate written notice to the other Parties without delay and shall, within fifteen (15) days of such written notice, provide the other Parties with details of the Force Majeure event explaining the reasons for such non-performance, part non-performance or delay of performance.

9.2

The Party claiming Force Majeure shall not be relieved from liability for failure to perform its obligations under this Agreement if it fails to notify the other Parties in accordance with the foregoing and to provide appropriate proof. The Party affected by Force Majeure shall use reasonable efforts to mitigate the consequences of such Force Majeure and shall resume performance of all relevant obligations as soon as possible after termination of such Force Majeure. If the Party affected by Force Majeure does not resume performance of its obligations after the reason for the suspension of performance due to Force Majeure has disappeared, the Party shall be liable to the other Parties therefor.

9.3

Upon the occurrence of Force Majeure, the Parties shall immediately consult with each other to reach an equitable solution and shall use all reasonable efforts to mitigate the consequences of such Force Majeure.

10.	Assignment of Agreement

10.1	The Natural Persons and Guangzhou Xuetao shall not assign their rights and obligations under this Agreement to a third party, except with the prior written consent of Xiaopeng Auto.

10.2

The Natural Persons and Guangzhou Xuetao hereby agree that Xiaopeng Auto may assign its rights and obligations under this Agreement to its affiliates within the Group and that Xiaopeng Auto may only give a written notice to the Natural Persons and Guangzhou Xuetao when such assignment occurs.

11.	Taxes

Each Party shall bear any and all transfer and registration taxes, expenses and fees incurred by or imposed on such party under the PRC laws in connection with the preparation and execution of this Agreement and each assignment contract and the consummation of the transactions contemplated by this Agreement and each assignment contract.

12.	Confidentiality

The Parties acknowledge and agree that any oral or written information concerning this Agreement, the contents of this Agreement, and the preparation or performance of this Agreement exchanged between them shall be deemed confidential information. Each Party shall keep all such confidential information confidential and shall not disclose any confidential information to any third party without the written consent of the other Parties, except: (a) any information that is or will become known to the public (provided that such information is not disclosed to the public by the Party receiving the confidential information); (b) any information required to be disclosed under applicable law or regulation, stock exchange rules, or governmental or court orders; or (c) any information required to be disclosed by any Party to its shareholders, directors, employees, and legal or financial advisors in connection with the transactions contemplated in this Agreement, who shall be subject to confidentiality obligations similar to those under this Article 12. Any disclosure by a shareholder, director, employee, or engaged institution by either Party shall be deemed to be a breach of confidentiality by such Party and Such Party shall assume the liability for breach of this Agreement.

13.	Severability

If one or more provisions of this Agreement are determined invalid, illegal or unenforceable in any respect under any law or regulation, the validity, legality or enforceability of the remaining provisions of this Agreement shall not be affected or impaired in any respect thereby. The Parties shall negotiate in good faith to replace those provisions that are invalid, illegal or unenforceable with provisions that are valid to the fullest extent permitted by law and desired by the Parties, and the economic effect of such valid provisions shall be as close as possible to the economic effect of those provisions that are invalid, illegal or unenforceable.

14.	Amendment and Supplement

The Parties may amend and supplement this Agreement by a written agreement. Amendments and supplements to this Agreement signed by the Parties are an integral part of this Agreement and have the same legal effect as this Agreement.

15.	Entrie Agreement

Except any written amendment, supplement or modification after the execution of this Agreement, this Agreement constitutes the entire agreement with respect to the subject matter hereof and supersedes all prior negotiations, representations and agreements, oral or written, with respect to the subject matter hereof.

16.	Successor

This Agreement shall be binding on the successors of the Parties who shall be unconditionally bound by all of the terms of this Agreement.

17.	Language and Counterpart

This Agreement is made in two counterparts, with Xiaopeng Auto holding one counterpart, and the Natural Persons and Guangzhou Xuetao holding one counterpart.

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IN WITNESS WHEREOF, this Cooperation Agreement on the Acquisition of Insurance Agency Business Qualification is duly signed by the authorized representatives of the Parties on the date first written above.

Xiaopeng Automobile Sales Co., Ltd. (seal)

By:	/s/ Xia Heng
Name: Xia Heng
Title: ________

IN WITNESS WHEREOF, this Cooperation Agreement on the Acquisition of Insurance Agency Business Qualification is duly signed by the authorized representatives of the Parties on the date first written above.

He Tao
/s/ He Tao

Li Zhixue
/s/ Li Zhixue

Guangzhou Xuetao Enterprise Management Co., Ltd.

By:	/s/ Li Zhixue
Name: Li Zhixue
Title: Legal Representative